Exhibit 99.1

February 14, 2014
TO:     British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Office of the Administrator of the Securities Act, New Brunswick
Registrar of Securities, Prince Edward Island
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Government of Yukon
Government of the Northwest Territories
Government of Nunavut
Toronto Stock Exchange

Dear Sirs:
RE: SEARS CANADA INC.

We wish to advise you of the following dates in connection with our Annual and Special Meeting of Shareholders:

Date of Meeting:	April 24, 2014
Record Date for Notice and for Voting:	March 13, 2014
Beneficial Ownership Determination Date:	March 13, 2014
Material Mail Date:	March 25, 2014
Applicable Securities to receive Notice and to Vote:	Common
Type of Meeting:	Annual and Special
Special Meeting:	Yes
Use of Notice-and-Access[1] for registered shareholders:	Yes[2]
Use of Notice-and-Access for beneficial shareholders:	Yes[3]
Sending proxy-related materials directly to Non Objecting Beneficial Owners:	No
Paying for Objecting Beneficial Owner proxy-related materials distribution:	Yes
Notice-and-Access Stratification Criteria:	See below[4]
CUSIP Number:	81234D-10-9

We trust you will find this to be satisfactory.
Yours very truly,
SEARS CANADA INC.

“Franco Perugini”

Associate General Counsel and Corporate Secretary
Tel: (416) 941-4413
Fax: (416) 941-2321

1 The Corporation will be relying on the amendments to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, which came into force on February 13, 2013 (“Notice-and-Access”).
2 For all shareholders who have consented to electronic delivery.
3 For all shareholders who have requested to receive proxy-related materials and have consented to electronic delivery.
4 Beneficial shareholders who have requested to receive proxy-related materials and have consented to electronic delivery, and registered shareholders who have consented to electronic delivery, will be provided with instructions on how to complete electronic voting and will receive the Notice-and-Access notification and all other proxy-related materials through Notice-and-Access. All other beneficial shareholders who have requested to receive proxy-related materials will receive paper copies of the voting instruction form and other proxy-related materials. Pursuant to an exemption obtained by the Corporation under the Canada Business Corporations Act (CBCA), all other registered shareholders will receive paper copies of the form of proxy, the Notice-and-Access notification and other proxy-related materials, except for the management proxy circular.